March 28, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.: Ms. Deborah O’Neal-Johnson

Document Control – EDGAR

RE:	Columbia Funds Series Trust II

Columbia Portfolio Builder Conservative Fund

Columbia Portfolio Builder Moderate Conservative Fund

Columbia Portfolio Builder Moderate Fund

Columbia Portfolio Builder Moderate Aggressive Fund

Columbia Portfolio Builder Aggressive Fund

Post-Effective Amendment No. 56

File No. 333-131683/811-21852

Dear Ms. O’Neal-Johnson:

Registrant is filing Post-Effective Amendment No. 56 on Form N-1A pursuant to Rule 485(a)(1) to update the prospectuses and Statement of Additional Information (SAI) to reflect changes to the principal investment strategies and principal risks for the above-referenced funds.

Registrant requests selective review in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectuses and SAI, except for the Principal Investment Strategies of the Fund, Principal Risks of Investing in the Fund, Past Performance and Fund Management: Portfolio Managers sections of the prospectus, are identical or substantially similar to those found in prior filings by the Registrant.

The prospectuses have been marked to show all changes from the previously effective prospectuses for the above referenced funds.

If you have any questions regarding this filing, please contact Joseph L. D’Alessandro at 212-850-1703 or Katina A. Walker at 612-671-6990.

Sincerely,

/s/ Scott R. Plummer
Scott R. Plummer

Senior Vice President and Chief Legal Officer

Columbia Funds Series Trust II